

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 20, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ABBVIE INC., under the Exchange Act of 1934:

- 0.500% Senior Notes due 2021
- 1.500% Senior Notes due 2023
- 1.250% Senior Notes due 2024
- 2.625% Senior Notes due 2028
- 2.125% Senior Notes due 2029

Sincerely,

[signature]